                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            Esprit Telecom Group plc
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Ordinary Shares, nominal value (pound)0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    29665W104
                               ------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/95)

-----------------------------
 CUSIP No. 29665W104                    13G
-----------------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus Ventures, L.P.
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ]
                                                               (b) [X]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY


------ -------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
------ -------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             15,442,150
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            15,442,150
------ -------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,442,150

------ -------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                 [ ]
------ -------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.5%
------ -------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       PN
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------
 CUSIP No. 29665W104                    13G
-----------------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus & Co.
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ]
                                                               (b) [X]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY


------ -------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

------ -------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             15,442,150
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            15,442,150
------ -------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,442,150

------ -------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                          [ ]

------ -------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.5%
------ -------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       PN
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------------
 CUSIP No. 29665W104                    13G
-----------------------------

------ -------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E.M. Warburg, Pincus & Co., LLC
------ -------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                               (a) [ ]
                                                               (b) [X]
------ -------------------------------------------------------------------------
   3   SEC USE ONLY

------ -------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
------ -------------------------------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             15,442,150
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            15,442,150
------ -------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       15,442,150
------ -------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                 [ ]
------ -------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       12.5%
------ -------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       OO
------ -------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).                   Name of Issuer:
---------                    --------------

                             Esprit Telecom Group plc (the "Issuer")

Item 1(b).                   Address of Issuer's Principal Executive Offices:
---------                    -----------------------------------------------

                             Minerva House
                             Valpy Street
                             Reading RG1 1AR
                             United Kingdom

Items 2(a)                   Name of Person Filing; Address of
and (b).                     Principal Business Office:
----------                   ---------------------------------

                                    This  statement is filed by and on behalf of
                             (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV. WP, as the sole general partner of WPV, has a 15% interest in the profits of WPV as the general partner, and also owns approximately 1.2% of the limited partnership interests in WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. Mr. Dominic Shorthouse, a director of the Issuer, is a Managing Director and member of EMW LLC. Mr. Shorthouse disclaims beneficial ownership, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or otherwise, of the Ordinary Shares beneficially owned by WPV. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).                   Citizenship:
---------                    -----------

                             Not Applicable.

Item 2(d).                   Title of Class of Securities:
---------                    ----------------------------

                             Ordinary Shares, nominal value (pound)0.01 per share (the "Ordinary Shares"), of the Issuer.

Item 2(e).                   CUSIP Number:
---------                    ------------

                             29665W104

Item 3.                      Not Applicable.
------

Item 4.                      Ownership:
------                       ---------

                             (a)    15,442,150 Ordinary Shares, as of
                                    December 31, 1997

                             (b)    12.5%

                             (c)    (i)     -0-
                                    (ii)    15,442,150
                                    (iii)   -0-
                                    (iv)    15,442,150

Item 5.                      Ownership of Five Percent or Less of a Class:
------                       --------------------------------------------

                             Not Applicable.

Item 6.                      Ownership of More than Five Percent on
------                       Behalf of Another Person:
                             --------------------------------------

                             Not Applicable.

Item 7.                      Identification  and  Classification of the
------                       Subsidiary   Which   Acquired  the  Security  Being
                             Reported on By the Parent Holding Company:
                             ---------------------------------------------------

                             Not Applicable.

Item  8.                     Identification   and  Classification  of
-------                      Members of the Group:
                             --------------------

                             Not Applicable.

Item 9.                      Notice of Dissolution of Group:
------                       ------------------------------

                             Not Applicable.

Item 10.                     Certification:
-------                      -------------
                             Not Applicable.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998

                                            WARBURG, PINCUS VENTURES, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner


                                            By:      /s/ Stephen Distler
                                                     ---------------------------
                                                     Name:   Stephen Distler
                                                     Title:  Partner


                                            WARBURG, PINCUS & CO.


                                            By:      /s/ Stephen Distler
                                                     ---------------------------
                                                     Name:   Stephen Distler
                                                     Title:  Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:      /s/ Stephen Distler
                                                     ---------------------------
                                                     Name:   Stephen Distler
                                                     Title:  Member

                                    EXHIBITS

Exhibit I Joint Filing Agreement, dated February 10, 1998, among the signatories to this Schedule 13G.
























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